Exhibit 99.2

CONTINENTAL ENERGY CORPORATION
CHARTER OF THE
AUDIT
COMMITTEE

1.	EFFECTIVENESS AND CHANGE

This Charter of the Audit Committee (this "Charter") is ratified and adopted by order of the Board of Directors ("Board") of Continental Energy Corporation ("Continental") with effect upon and from the date of this last revision dated as the "Adoption Date" on 14 May 2017.

This Charter shall continue in full force and effect until revoked or revised by the Board. This Charter is subject to change by the Board, at any time, to address any new issues or specific concerns which may arise as a result of ongoing business operations; changes in statutory or regulatory compliance requirements; and any recommendations for changes brought to the Board by the Committee.

2.	PURPOSE AND SCOPE

The Board has caused the preparation of this Charter for the purpose of establishing operating procedures and guiding principles for the Board's duly appointed and Audit Committee (the "Committee") which is herewith duly formed and constituted as a standing committee of the Board. Further:

a)

The Committee is expressly established with the intent of operating in full compliance with Continental's obligations pursuant to the Canadian Securities Administrators under National Instrument 52-110 Audit Committees and its Companion Policy 52-110CP as last amended and in force and effect (both herein referred to as "NI-52-110").

b)

In accordance with the provisions of Part-1.1 of NI-52-110, Continental is a "Venture Issuer", and thereby in accordance with Part-6.1 of NI-52-110, exempt from certain portions of the requirements of Part-3 and Part-5 of NI- 52-110.

c)	This Charter sets out the Committee's mandate and responsibilities in accordance with Part-2.3.(1) of NI-52-110.

3.	AUTHORITY OF THE COMMITTEE

The Committee is hereby authorized and empowered by the Board, subject to available financial resources, to:

a)	engage independent counsel and other advisors as it determines necessary to carry out its duties,

b)	set and pay the compensation for any advisors employed by the audit committee, and

c)	communicate directly with the internal and external auditors.

4.	RESPONSIBILITIES OF THE COMMITTEE

The responsibilities of the Committee include the following:

d)

The Committee must recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an annual auditor’s report or performing other audit, review or attest services for Continental; and the compensation of the external auditor.

e)

The Committee must be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Continental, including the resolution of disagreements between management and the external auditor regarding financial reporting.

f)	The Committee must pre-approve all non-audit services to be provided to Continental or its subsidiary entities by Continental’s external auditor.

g)	The Committee must review Continental’s financial statements, management discussion and analysis and annual and interim profit or loss press releases before Continental publicly discloses this information.

h)	The Committee must be satisfied that adequate procedures are in place for the review of Continental’s public disclosure of financial information extracted or derived from Continental’s financial statements, other than the public disclosure referred to in the preceding section, and must periodically assess the adequacy of those procedures.

i)	The Committee must establish procedures for:

	i)	the receipt, retention and treatment of complaints received by Continental regarding accounting, internal accounting controls, or auditing matters; and

	ii)	the confidential, anonymous submission by employees of Continental of concerns regarding questionable accounting or auditing matters.

j)	The Committee must review and approve Continental’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of Continental.

5.	COMPOSITION OF THE COMMITTEE

a)	The Committee shall be comprised of at least three directors, each of whom shall upon appointment be a "Member" of the Committee.

b)

At least a majority of those directors appointed as Members of the Committee shall be "Independent Directors" as defined in Part-1.4 or in Part-6.1.1 of NI 52-110 Audit Committees, and at such times as the membership composition of the Board permits all of the appointed Members shall be Independent Directors.

c)	Each director appointed as a Member to the Committee shall be "Financially Literate" in accordance with the meaning of that term as set forth in Part-1.6 of NI 52-110 Audit Committees.

d)

At least one director appointed as a Member to the Committee shall qualify as an "Audit Committee Financial Expert" accordance with the meaning of that term as set forth in the USA's Regulation S-K (17 CFR Part 229.407(d)(5)(ii)).

e)

The Board may or may not designate one member of the Committee to be its "Chair". If a Chair of the Committee is not designated or is not present at a meeting of the Committee, then the Members of the Committee may designate a Chair for the meeting by a majority vote of the Members present membership, provided that at least two Members are present which shall constitute a quorum.

f)

The Members of the Committee shall be appointed by the Board and shall serve until their successors are appointed. The Board shall have the power at any time to change the membership of the Committee and to fill vacancies in it, subject to the Committee continuing to satisfy the composition requirements mentioned above.

6.	MEETINGS OF THE COMMITTEE

a)	Except as expressly otherwise provided in this Charter or in the articles of the company, the Committee shall fix its own rules of procedure.

b)

In order to discharge its responsibilities, the Committee shall meet annually at the time of the preparation of the management information circular that Continental files annually on SEDAR prior to holding an annual or special general meeting for the purpose of electing directors basis. Additionally, the Committee may otherwise meet at such times as the Chair of the Committee shall designate.

c)

At all meetings of the Committee, the presence of a majority of the Members will constitute a quorum for the transaction of the business and the vote of a majority of the Members present shall be the act of the Committee.

d)

Members of the Committee may participate in a meeting of the Committee by conference telephone, voice over internet, or similar means of communications by means of which all people participating in the meeting can hear each other and participation in such a meeting will constitute presence in person at such a meeting.

e)

Any action required or permitted to be taken at any meeting of the Committee may be taken without a meeting if all of its members consent in writing to the action and such writing is filed with the records of proceedings of the Committee.

f)

If applicable, directors not on the Committee may attend meetings at the discretion of the Committee. At the invitation of the Chair of the Committee, members of management and outside consultants may attend Committee meetings.

7.	POLICY OVE RSIG HT AND ADMINISTRATION

In addition to the primary responsibilities of the Committee as set forth in Section-4, the Committee shall also oversee and make recommendations for new additions and improvements to certain of Continental's written and published policy statements (each a "Policy"), in conjunction with the Governance and Nominating Audit Committee. In such joint actions the Committee shall act as the Senior Committee. The decision of the Committee shall be final and take precedence over but consideration of the recommendations of the Governance and Nominating Committee. These certain Policies include the following and any others added by the Board:

a)	Continental's "Policy on Anti-bribery and Anti-corruption".

b)	Continental's "Policy on Trading and Company Securities".

8.	OTHER COMMITTEE RELATIONSHIPS

The nature of the Committee's duties under this Charter may overlap from time to time with the duties of other Committees established by the Board. In such cases the Committee and the overlapping Committee shall work together to divide such overlapping duties so as to avoid any overlapping duplication of effort. In the case of any overlap of the Committee's duties and responsibilities hereunder and those of the Committee, then the Committee shall take seniority for authority and responsibility to ensure the overlapping task is executed in accordance with its own charter.

9.	NI 52-110 DISCLOSURE

The Committee is hereby charged with the principle task and responsibility to facilitate, enable, and ensure that Continental makes timely and accurate disclosures and filing in the form and substance required by Part-6.2 of the Canadian Securities Administrators' National Instrument 52-110 Audit Committees in accordance with Continental's obligations thereunder as a "Venture Issuer" as defined in Section-1.1 thereof. The Committee shall accomplish this task as follows:

a)

The Committee is hereby authorized and empowered on behalf of the Board to prepare the disclosure required by Form 52-110F2 for inclusion in the management information circular that Continental prepares and files annually on SEDAR prior to holding an annual or special general meeting for the purpose of electing directors.

b)

In the event that for some fiscal year Continental does not prepare and file a management information circular as provided for in Section-9.a), then the Committee is hereby authorized and empowered on behalf of the Board to prepare the disclosure required by Form 52-110F2 for inclusion in Continental's annual information form or in its annual management discussion and analysis.

10.	PUBLIC NOTICE FILINGS

Continental has published the last revision of this Charter and made it available for public review and access as follows:

a)

A complete copy of this Charter has been publicly filed on the Canadian Securities Administrators ("CSA") National Instrument ("NI") 13-101 System for Electronic Document Analysis and Retrieval ("SEDAR") in accordance with requirements of Part-2.3 of the CSA's NI 58-101 Disclosure of Corporate Governance Practices.

b)

A complete copy of this Charter has also been publicly filed on the US Securities Commission's EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system under cover of a Form-6K Report of Foreign Issuer filing made by Continental under its central index key (CIK) 0000852747.

c)

This entire Charter is publicly available in PDF form for download from the SEDAR website. The PDF download link can be found after a search of the Company's filings at SEDAR's website http://sedar.com/search/.

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